                                                     ---------------------------
                                                           OMB APPROVAL
                                                     ---------------------------
                                                     OMB Number:  3235-0145
                                                     Expires:  December 31, 1997
                                                     Estimated average burden
                                                     hours per response....14.90
                                                     ---------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 10)*



                                 INCOMNET, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    453365207
                 ----------------------------------------------
                                 (CUSIP Number)


  John P. Casey, 10220 River Road, Suite 115, Potomac, MD 20854 (301) 983-5000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                August 28, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------                                                   -------------------------
CUSIP NO. 453365207                                                               PAGE 2 OF 5 PAGES
---------------------------                                                   -------------------------

-------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          JOHN P. CASEY - SS# ###-##-####
-------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                (a) [ ]
                                                                                                (b) [X]

-------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


-------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

                          00
-------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)  [ ]


-------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States
-------------------------------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

                                    6,035,504*
                       --------------------------------------------------------------------------------
      NUMBER OF              8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY                           102,000 (children's trust; 1/3 voting trustee)
    OWNED BY EACH
      REPORTING
     PERSON WITH
                       --------------------------------------------------------------------------------
                             9      SOLE DISPOSITIVE POWER

                                    6,035,504*
                       --------------------------------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                            102,000 (children's trust; 1/3 voting trustee)

-------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    6,137,504*
-------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                    [X]

                                           *
-------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    30.69%   (See Item 5)*
-------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

                          IN
-------------------------------------------------------------------------------------------------------

* Does not include shares of common stock issuable on the conversion of 725.473 shares of Series A Convertible Preferred Stock of Incomnet and 872.738 shares of Series B Convertible Preferred Stock of Incomnet (collectively, the "Preferred Shares") which Mr. Casey has an option (the "Option") to purchase, exercisable at any time prior to October 14, 1998. Although the Preferred Shares are convertible at any time, and the current owners of the Preferred Shares attempted to convert them in June 1998, Incomnet does not currently have sufficient authorized but unissued shares of common stock to effect the conversion of the Preferred Shares into common stock. According to Incomnet's Form 10-Q filed August 14, 1998, if the Preferred Shares were converted in June, 1998, they would have converted into 8,459,970 shares of Incomnet common stock. See Items 4 and 5 of Amendment No. 9 concerning the Preferred Shares.

                                                               -----------------
                                                               Page 3 of 5 Pages
                                                               -----------------

This Statement is the tenth Amendment to the Statement on Schedule 13D filed on April 7, 1998 (as previously amended, the "Statement") with the Securities and Exchange Commission by Mr. John P. Casey in connection with his beneficial ownership of shares (the "Shares") of common stock of Incomnet, Inc. ("Incomnet" or the "Issuer"). All capitalized terms used and not defined in this Amendment No. 10 have the meanings given to them in the Statement.

Item 4. Purpose of Transaction.


         Mr. Casey, Incomnet and the current members of Incomnet's Board of Directors have entered into a Board Change Agreement dated as of August 28, 1998 (the "Board Change Agreement"), which, if completed, will result in a change in the composition of Incomnet's Board of Directors (the "Board Change"). THE FOLLOWING DESCRIPTION OF THE BOARD CHANGE IS SUBJECT IN ITS ENTIRETY TO THE PROVISIONS OF THE BOARD CHANGE AGREEMENT WHICH IS ATTACHED AS EXHIBIT 1 TO THIS
SCHEDULE 13D.

         Upon satisfaction of certain conditions, the Board Change Agreement provides for the resignation of all but one of the current directors of Incomnet and the appointment of a four-person board consisting of Mr. Casey, two designees of Mr. Casey and Mr. Howard Silverman, who is a member of the current Incomnet board.

         One of the conditions to completion of the Board Change is resolution of the recent joint demands presented by WorldCom Network Services, Inc. ("WorldCom"), NTC's primary long distance carrier on its own behalf and on behalf of First Bank & Trust of Newport Beach ("First Bank"), NTC's secured creditor, concerning NTC's default in its payment obligations to WorldCom and First Bank (collectively the "Secured Creditors"). According to documents filed by Incomnet with the Securities and Exchange Commission ("Incomnet's SEC Filings"), NTC and WorldCom are parties to a carrier contract which extends through February, 2003 (the "WorldCom Contract") under which NTC has contracted to purchase a designated volume of telephone time. As of February, 1996, WorldCom was given a security interest in NTC's customer base, customer list and contract rights associated with providing services to the customer base to secure NTC's payment obligations under the WorldCom Contract. In early 1998, NTC defaulted on its payment obligations for services provided under the WorldCom Contract. WorldCom had agreed to extend credit to NTC pending the proposed sale of NTC which was terminated in July, 1998. Following termination of the proposed sale of NTC and negotiations regarding pending defaults, WorldCom gave written notice to NTC of WorldCom's intent to disconnect on August 28, 1998 the telecommunications services it provides NTC (the "WorldCom Disconnect Notice").

         Also, according to Incomnet's SEC Filings, NTC and First Bank are parties to a business loan agreement under which First Bank was owed approximately $8.1 million as of June 30, 1998 (the "First Bank Loan"). The First Bank Loan is secured by NTC's accounts receivable and certain other assets. NTC is currently in default under the First Bank Loan.

         Mr. Casey has been informed that the Secured Creditors have agreed to forbear from taking any action until September 25, 1998 with respect to defaults by NTC under their respective agreements with NTC. Under this forbearance, WorldCom has agreed to refrain from taking any action until September 25, 1998 relating to the WorldCom Disconnect Notice. The forbearance of the Secured Creditors was conditioned on the execution of the Board Change Agreement (which occurred on August 28, 1998) and payment by NTC of certain amounts owed to WorldCom. Incomnet has informed Mr. Casey that it has paid WorldCom the amount necessary to obtain the forbearance until September 25, 1998 of the Secured Creditor.

         Mr. Casey has been informed that negotiations with the Secured Creditors regarding NTC's pending defaults are continuing. In addition, Mr. Casey and representatives of NTC have met with representatives of the Secured Creditors in an attempt to address the concerns of the Secured Creditors. Following this meeting, Mr. Casey was informed that WorldCom will not finance NTC past September 25, 1998 other than to offer secured open account payment terms should WorldCom decide that the financial projections and future recapitalization of NTC warrant such terms. In addition, Mr. Casey has been informed that the Secured Creditors also will require that NTC make payments to First Bank of approximately $1.9 million and to WorldCom of approximately $5.7 million on September 25, 1998 in order to cure account deficiencies.

         Mr. Casey has been informed that Incomnet intends to seek new equity and/or debt financing in order to recapitalize its and NTC's operations and satisfy these payment obligations. Under the Board Change Agreement, following the closing of the Board Change, Mr. Casey is obligated to use commercially reasonable efforts to obtain new financing for Incomnet from third parties. Since the Secured Creditors are requiring payment by NTC of the amounts described above by September 25, 1998, Mr. Casey currently is assisting Incomnet and NTC in their efforts to obtain financing prior to completion of the Board Change.

         No assurances can be given that Incomnet and NTC will be successful in their efforts to obtain additional financing. If such financing is not obtained prior to September 25, 1998 and the Secured Creditors refuse to extend the forbearance of their rights under agreements with NTC beyond that date, WorldCom may reinstate the WorldCom Disconnect Notice and may stop providing telecommunication services to NTC. Further, under such circumstances, a condition set forth in the Board Change Agreement will not have been satisfied, and it is anticipated that the Board Change will not be completed.


         The Board Change Agreement also requires that various other conditions be satisfied in order to complete the Board Change, including (i) the signing of a definitive settlement agreement relating to a class action lawsuit that is pending against Incomnet and (ii) the filing with the SEC and mailing to Incomnet's shareholders of an information statement in compliance with Rule 14f-1 under the Act which, among other things, will provide information about each of the new board members who are anticipated to take office following completion of the Board Change.

         If the conditions to completing the Board Change are not satisfied (or waived) by September 30, 1998, the Board Change Agreement may be terminated by either Mr. Casey or Incomnet. No assurances can be given that: (i) the conditions set forth in the Board Change Agreement will be satisfied or (ii) the Board Change and other matters contemplated under the Board Change Agreement will be completed by September 30, 1998 or at all.

         The Board Change Agreement also provides for a modification of Mr. Casey's previously announced intention to offer securities issuable upon exercise of his option on preferred shares (the "Optioned Securities"). Under the Board Change Agreement, Mr. Casey will be obligated to exercise the Option prior to its scheduled expiration. The Board Change Agreement further provides that Incomnet, if it is financially and legally able to do so, will be obligated to purchase the Optioned Securities within one year following the exercise of the Optioned Securities (the "Redemption Period") at a purchase price representing no actual profit to Mr. Casey. If Incomnet is unable to purchase the Optioned Securities during the Redemption Period, Mr. Casey will be obligated to proceed to offer the common stock underlying the Optioned Securities on a pro rata basis to shareholders of record as of a date to be determined in the future. Such common stock will be offered at a per share price representing no actual profit to Mr. Casey.

                                                               -----------------
                                                               Page 4 of 5 Pages
                                                               -----------------


        If the transactions contemplated under the Board Change Agreement are completed, Mr. Casey currently anticipates that Incomnet will hold a shareholders meeting within the next few months to (among other things) elect directors and approve an increase in the number of authorized common shares of Incomnet.

        Item 5.  Interest In Securities of the Issuer.

        See Item 5 of Amendment No. 9.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        See Item 4.

Item 7. Material to be Filed as Exhibits.

Exhibit 1. Board Change Agreement dated August 28, 1998, among Incomnet, the current members of Incomnet's Board of Directors and Mr. Casey.

                                                               -----------------
                                                               Page 5 of 5 Pages
                                                               -----------------


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    /s/ JOHN P. CASEY
Date:  August 28, 1998              ------------------------------------------
                                    John P. Casey